Exhibit 99.1

COMMTOUCH SOFTWARE LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

DECEMBER 15, 2006

TO THE SHAREHOLDERS OF COMMTOUCH SOFTWARE LTD.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Commtouch Software Ltd., a company formed under the laws of the State of Israel (the “Company”), will be held on Friday, December 15, 2006 at 10:00 a.m. Pacific Time, at the offices of the Company’s subsidiary Commtouch Inc., located at 1300 Crittenden Lane, Suite 103, Mountain View, California 94043 (the telephone number at that address is: (650) 864-2000), for the following purposes:

1.	to elect Directors to serve for the ensuing year or until their successors are elected;

2.	to authorize the Company’s CEO to serve as both the Company’s CEO and the Chairman of the Company’s Board of Directors;

3.	to ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer (a member firm of Ernst & Young Global) as the Company’s independent public accountants for 2006;

4.	to ratify the adoption of the Company’s option plan principally covering employees and consultants of its subsidiary company and to approve the combining of all options pools into one pool; and
5.	to review and discuss the Company’s consolidated financial statements for the fiscal year ended December 31, 2005.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

Only shareholders who held ordinary shares of the Company at the close of business on November 10, 2006 (the “Record Date”) are entitled to notice of and to vote at the meeting and any adjournments thereof. The vote required to approve the resolutions to be presented is set forth on page 1 of the accompanying Proxy Statement.

All shareholders are cordially invited to attend the meeting in person. Any shareholder attending the meeting may vote in person even if such shareholder previously signed and returned a proxy.

FOR THE BOARD OF DIRECTORS GIDEON MANTEL CEO

Netanya, Israel

November 13, 2006

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES.

COMMTOUCH SOFTWARE LTD.

PROXY STATEMENT FOR

ANNUAL MEETING OF SHAREHOLDERS

December 15, 2006

The enclosed proxy is solicited on behalf of the Board of Directors (the “Board”) of Commtouch Software Ltd. (the “Company”) for use at the Company’s Annual Meeting of Shareholders (the “Annual Meeting”) to be held on Friday, December 15, 2006 at 10:00 a.m. Pacific Time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. The Annual Meeting will be held at the offices of the Company’s subsidiary Commtouch Inc., located at 1300 Crittenden Lane, Suite 103, Mountain View, California 94043. The telephone number at that address is (650) 864-2000. The Company’s principal executive offices are located at 1A Hazoran Street, Poleg Industrial Park, Netanya 42504, Israel. The telephone number at that address is 011-972-9-863-6888.

These proxy solicitation materials were mailed on or about November 13, 2006 to all shareholders entitled to vote at the Annual Meeting.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

Shareholders of record who hold the Company’s Ordinary Shares, NIS 0.05 nominal value per share (the “Shares”), at the close of business on November 10, 2006 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting. Also, shareholders who hold Shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant listing of a securities depository, are entitled to notice of, and to vote at, the Meeting.

At the Record Date, 71,199,441 Shares were issued, outstanding and entitled to vote at the Meeting.

Revocability of Proxies

Any proxy submitted pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to the Secretary of the Company, at either of the addresses set forth herein, a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy.

Quorum, Voting and Solicitation

Pursuant to the Company’s Amended and Restated Articles of Association, the presence, in person or by proxy, of at least two shareholders holding shares conferring in the aggregate at least one third (1/3) of the outstanding voting power of the Company is necessary to constitute a legal quorum at the Annual Meeting. Each Share shall grant the right to one vote.

The affirmative vote of the holders of a majority of the outstanding Shares represented at the Annual Meeting in person or by proxy and voting thereon is necessary to approve the proposals set forth in this Proxy Statement. In addition, the approval of proposal 2 requires that the shareholder approval include at least two-thirds of the Shares (other than Shares held by the Company’s controlling shareholders, if any) that are present, in person or by proxy, and voting at the Annual Meeting or, alternatively, the total shareholdings of the shareholders who are not controlling shareholders of the Company and who vote against this proposal must not represent more than one percent of the voting rights in the Company.

Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained, as they do not constitute present and voting shares.

Solicitation of proxies may be made by Directors, Officers and other employees of the Company or its subsidiaries by personal interview, telephone, facsimile or other method. No additional compensation will be paid for any such services. Costs of solicitation, including preparation, assembly, printing and mailing of this proxy statement and any other information furnished to the shareholders, will be borne by the Company. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company. The Company may reimburse the reasonable charges and expenses of brokerage houses or other nominees or fiduciaries for forwarding proxy materials to, and obtaining authority to execute proxies from, beneficial owners for whose accounts they hold Shares.

PROPOSAL ONE

ELECTION OF DIRECTORS

Background

In accordance with the Company’s Amended and Restated Articles of Association, the Company’s shareholders last fixed the maximum number of Directors at ten. The Company currently has eight Directors in office. These Directors include Orna Berry and Ofer Segev, who are the Company’s Outside Directors in accordance with Israel’s Companies Law and who were elected (in the case of Mr. Segev, reelected) for a three-year term of office on March 29, 2005. The current term of Ms. Berry and Mr. Segev will expire in 2008, and therefore they are not required to stand for reelection at the Annual Meeting. Shareholders are being asked to reelect the directors listed below. Aviv Raiz’s nomination is in accordance with the terms of the financing round of October 2005, which allow for the investors of that round to propose a director nominee for so long as they continue to own at least 60% of the Ordinary Shares purchased in that round. Ian Bonner will not be standing for reelection. Thus, if all of the Company’s nominees are elected, following the Annual Meeting there will be seven members of the Board (including the Outside Directors) in office.

Unless otherwise instructed, the proxy holders will vote the proxies received by them for the five nominees named below. In the event that any nominee is unable or declines to serve as a Director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by the present Board to fill the vacancy. The term of office of each such person elected as a Director will continue until the next annual general meeting of shareholders or until his or her successor has been elected and qualified. It is not expected that any nominee will be unable or will decline to serve as a Director.

The name and certain other information regarding each nominee for election is set forth below:

Name	Age	Position with Commtouch

Gideon Mantel	47	Chief Executive Officer and Director
Amir Lev	46	President, Chief Technology Officer and Director
Aviv Raiz(4)(1)	48	Director
Nahum Sharfman(1)(3)(4)	59	Director
Lloyd E. Shefsky(2)(3)(4)	65	Director

There is no familial relationship between any of the Directors or executive Officers of the Company.

(1)	Member of the Compensation Committee (in addition to Ofer Segev)
(2)	Member of Audit Committee (in addition to Orna Berry and Ofer Segev)
(3)	Member of Nominating Committee (in addition to Orna Berry)
(4)	Determined by the Board to be an independent director pursuant to Nasdaq Marketplace Rule 4200(a)(15). Orna Berry and Ofer Segev are also independent directors of the Company

Gideon Mantel is a co-founder of Commtouch and served as its Chief Financial Officer from its inception in February 1991 until October 1995, when he became Commtouch’s Chief Operating Officer. In November 1997, he became Commtouch’s Chief Executive Officer. He has also served as a Director of Commtouch since inception. Mr. Mantel received a B.A. in Political Science and an M.B.A from Tel Aviv University.

Amir Lev is a co-founder of Commtouch and has served as its Chief Technology Officer and as a Director since its inception in 1991. Mr. Lev has also been the General Manager of Commtouch since January 1997 and President since May 2000. Mr. Lev received a B.A. in Computer Science and Economics from Hebrew University of Jerusalem.

Aviv Raiz is the founder and President of Eurotrust Ltd. Mr. Raiz has been active in the foreign exchange markets for the past twenty years, and has been a private equity investor in several high-tech, bio-tech and Internet companies for the past ten years. He holds an M.B.A. from Tel Aviv University.

Nahum Sharfman rejoined the Board in March 2000. Mr. Sharfman is a co-founder of Commtouch and served as its Chief Executive Officer and Chairman of the Board at its inception in February 1991. In November 1997 Mr. Sharfman stepped down as Chief Executive Officer to become a founder of Dealtime.com (now known as Shopping.com). Mr. Sharfman remained Chairman of the Board of Commtouch until he resigned in January 1999. Prior to founding Commtouch, Mr. Sharfman spent eleven years with National Semiconductor Corporation in various development and management roles. Mr. Sharfman received a Ph.D. in High Energy Nuclear Physics from Carnegie Mellon University and M.S. and B.S. degrees in Physics from the Technion - Israel Institute of Technology, Haifa.

Lloyd E. Shefsky is a Clinical Professor of Entrepreneurship and Co-Director of the Center for Family Enterprises at the Kellogg School of Management and has taught in several countries. In 1970, he founded the Chicago law firm, Shefsky & Froelich Ltd., where he is Of Counsel since 1996. Since 1981 he has represented the Government of Israel throughout the Midwestern U.S. For nearly forty years he has represented hundreds of entrepreneurs and their companies, and during the past twenty-five years, such representation has included numerous Israeli companies with U.S. operations. Mr. Shefsky received his J.D. from the University of Chicago Law School, a B.S.C. from De Paul University (accounting), is a member of the Illinois and Florida Bars, and has a CPA certificate in Illinois.

As noted above, Orna Berry and Segev are the Company’s Outside Directors elected in accordance with Israel’s Companies Law for a three-year term of office that will expire in 2008. Biographical information concerning Ms. Berry and Mr. Segev follows for information purposes only.

Dr. Orna Berry is a Venture Partner in Gemini Israel Funds Ltd. Dr. Berry co-founded ORNET Data Communication Technologies Ltd., an early Gemini portfolio company, which was sold to Siemens for $30 million. In addition, she serves as the Chairperson in several Gemini portfolio companies. From 1997 through 2000, Dr. Berry served as the Chief Scientist of the Ministry of Industry, Trade and Labor of the Government of Israel. In this capacity she was responsible for implementing government policy regarding support and encouragement of industrial research and development. Dr. Berry also has served as the Chief Scientist of Fibronics and, prior to that, Dr. Berry served as a senior research engineer in companies such as IBM and UNISYS. Dr. Berry received her Ph.D. in Computer Science from the University of Southern California, and M.A. and B.A. degrees in Statistics and Mathematics from Tel Aviv and Haifa Universities. She is a frequent lecturer on high-tech worldwide.

Ofer Segev has been the CFO of Attunity Ltd. since 2003. Prior to his joining Attunity, he served as the CEO for TeleKnowledge, a content commerce platform vendor; and as CFO of Tundo, a developer of an IP-based voice and media services platform. Prior to his position at Tundo, Mr. Segev was a partner at Ernst & Young Israel where he led the High Tech Industry practice group. Mr. Segev has a B.A. in economics and accounting from Bar Ilan University in Israel, and has studied at the Kellogg Graduate School of Management at Northwestern University.

Proposal

The shareholders are being asked to elect the Director nominees listed above for one year terms or until their successors are elected.

Vote Required

Election of Directors requires the affirmative vote of the holders of a majority of the outstanding Shares represented at the Annual Meeting, in person or by proxy, and voting on the election of Directors.

Board Recommendation

The Board recommends that the shareholders vote “FOR” the adoption of this resolution.

PROPOSAL TWO

AUTHORIZATION OF THE COMPANY’S CEO TO SERVE AS BOTH THE COMPANY’S CEO AND THE CHAIRMAN OF THE COMPANY’S BOARD OF DIRECTORS

Background

The current members of the Company’s Board have chosen Mr. Gideon Mantel, the Company’s CEO, to serve as Chairman of the Company’s Board, subject to shareholder approval. This is because the Companies Law provides that the chief executive officer of a public company cannot also serve as the chairman of the board of the company, unless authorized by shareholders. Any such authorization by shareholders is valid for a period not to exceed three years from the date of the shareholder resolution. The Board believes that it is in the Company’s best interest to have Mr. Gideon Mantel serve in both capacities.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the shareholders of the Company hereby authorize Mr. Gideon Mantel to serve as Chairman of the Board and Chief Executive Officer of the Company for up to three years following the date of this resolution.”

Vote Required

Authorization of the Chief Executive Officer to serve as the Chairman of the Board of the Company requires the vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the proposal; in addition, the shareholder approval must include at least two-thirds of the shareholders other than the Company’s controlling shareholders, if any, who are present, in person or by proxy, and voting at the Meeting or, alternatively, the total shareholdings of the shareholders who vote against this proposal must not represent more than one percent of the voting rights in the Company.

Board Recommendation

The Board recommends that the shareholders vote “FOR” approval of the proposal to allow the Chief Executive Officer of the Company to serve as Chairman of the Board for up to three years.

PROPOSAL THREE

RATIFICATION OF APPOINTMENT AND COMPENSATION OF

THE COMPANY’S INDEPENDENT PUBLIC ACCOUNTANTS

Background

The Audit Committee and Board have selected Kost, Forer, Gabbay & Kasierer (a member firm of Ernst & Young Global) as its independent public accountants to audit the consolidated financial statements of the Company for the fiscal year 2006. Kost, Forer, Gabbay & Kasierer has been engaged as the Company’s independent public accountants since inception. A representative of Kost, Forer, Gabbay & Kasierer is expected to attend the Annual Meeting and may make a statement thereat. The representative will be available to respond to appropriate questions raised during the Annual Meeting.

Proposal

Shareholders are being asked to ratify the selection of Kost, Forer, Gabbay & Kasierer as the Company’s independent public accountants for the 2006 fiscal year and to authorize the Board to set the compensation of these auditors. Subject to the shareholders approving such authorization, the Board of Directors intends to further delegate the authority to set the compensation of the auditors to the Audit Committee of the Board of Directors. The Audit Committee will pre-approve all services to be performed by, and compensation to be paid to, the auditors as provided for in the U.S. Sarbanes-Oxley Act of 2002 and the rules thereunder.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the appointment of Kost, Forer, Gabbay & Kasierer (a member firm of Ernst & Young Global) as the Company’s independent public accountants for the fiscal year ending December 31, 2006 is hereby ratified, and the Company’s Board of Directors (which may delegate such authority to the Audit Committee) is hereby authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services and as allowable under applicable law.”

Vote Required

The proposal requires the affirmative vote of the holders of a majority of the outstanding Shares of the Company represented at the Meeting, in person or by proxy, and voting thereon.

Board Recommendation

   The Board recommends that the shareholders vote “FOR” the adoption of this resolution.

PROPOSAL FOUR

RATIFICATION OF ADOPTION OF THE COMPANY’S OPTION PLAN PRINCIPALLY COVERING EMPLOYEES AND CONSULTANTS OF ITS SUBSIDIARY COMPANY, AND APPROVAL OF THE COMBINING OF ALL OPTIONS POOLS INTO ONE POOL

Background

NASDAQ Marketplace Rule 4350(i) requires shareholder approval when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants.

Until January 1, 2006, due mainly to tax and corporate considerations, the Company maintained three option plans - one primarily for granting option grants to employees, directors and consultants based in Israel, one primarily for granting options to employees and consultants based in the United States and one primarily utilized for granting options to directors based in the United States.

On January 1, 2006, the Company’s Amended and Restated 1996 CSI Stock Option Plan (adopted by the Board of Directors and shareholders on January 1, 1996 for a term of 10 years and used primarily for granting options to Commtouch Inc.’s employees and consultants in the United States) expired.

The Company last increased the pool of available Shares under its two employee option plans at the annual meeting of shareholders of December 26, 2003. As of November 8, 2006, only 279,888 options remain available for grant to employees, consultants and Israeli based directors.

Based on research performed by the Company, it continues to believe that having an options plan in place for employees and consultants of its United States subsidiary allows Commtouch the flexibility needed to attract and retain qualified employees. The offering of an equity component continues to constitute an important part of an employee’s compensation package. The Company does not believe that the number of Shares available for grant is sufficient to attract and retain qualified employees and directors.

Therefore, the Company is asking shareholders to approve a new option plan for its subsidiary company, which will be substantially similar to the plan that terminated earlier in the year. The principal provisions of the new plan, to be known as the Commtouch Software Ltd. 2006 U.S. Stock Option Plan, are summarized as follows:

a.	Shares available in options pool: 3,000,000 (subject to reallocation among the Company’s various option plans – see discussion below)

b.	Term of Plan: 10 years

c.	Option exercise period: to be decided by the Plan Administrator, but no greater than 10 years (recent option grants have been limited to a six year exercise period)

d.	Plan Administration: Compensation Committee

In addition to adoption of the new plan, the Company intends to combine the options pools available for grant under all of option plans, allowing the Company to allocate options among the various plans as needed. Once combined, and assuming the adoption of the proposed Commtouch Software Ltd. 2006 U.S. Stock Option Plan, the pool of Shares available for grant to all employees, consultants and directors of the Company and its subsidiary will stand at 4,443,638. This number is subject to possible future cancellations of previously issued options that would result in a return of Shares to the pool, thereby increasing the pool.

Proposal

Shareholders are being asked to adopt a resolution ratifying the adoption of the Commtouch Software Ltd. 2006 U.S. Stock Option Plan in the form attached to this Proxy Statement as Exhibit A, effective as of the date of the Annual Meeting, and allowing the Company to combine all options pools into one pool. The board of directors of the Company approved the aforementioned proposals on September 19, 2006 and October 30, 2006.

It is proposed that the following resolution be adopted by the shareholders:

“RESOLVED, that the Commtouch Software Ltd. 2006 U.S. Stock Option Plan in the form as set forth in Exhibit A to the Company’s Proxy Statement dated November 13, 2006 is hereby approved.

“FURTHER RESOLVED, to authorize the amendment of all Company stock option plans to allow for the combining of all options pools into one pool.”

Vote Required

The proposal requires the affirmative vote of the holders of a majority of the outstanding Shares of the Company represented at the Annual Meeting, in person or by proxy, and voting thereon.

Board Recommendation

The Board recommends that the shareholders vote “FOR” the adoption of this resolution.

REVIEW AND DISCUSSION OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2005

In accordance with Section 60(b) of the Companies Law, shareholders are invited to discuss the audited Consolidated Financial Statements of the Company for the year ended December 31, 2005. The Annual Report on Form 20-F of the Company for the year ended December 31, 2005, including the audited Consolidated Financial Statements of the Company, is available on the Company’s website, at www.commtouch.com.

Other Matters

The Company knows of no other matters to be submitted at the Annual Meeting.

Dated: November 13, 2006

EXHIBIT A

COMMTOUCH SOFTWARE LTD.

2006 U.S. STOCK OPTION PLAN

as adopted on December 15, 2006

1.           Purposes of the Plan. The purposes of this Plan are to attract and retain the best available personnel, to provide additional incentive to Employees and Consultants of the Company and its Subsidiary and to promote the success of the Company and the Subsidiary’s business. Options granted under the Plan may be Incentive Stock Options or Nonstatutory Stock Options, as determined by the Administrator at the time of grant of an Option and subject to the applicable provisions of Section 422 of the Code and the regulations promulgated thereunder. Stock Purchase Rights may also be granted under the Plan. The Options and Stock Purchase Rights offered pursuant to the Plan are a matter of separate inducement and are not in lieu of salary or other compensation.

2.	Definitions. As used herein, the following definitions shall apply:

(a)         “Administrator” means the Board or any of its Committees appointed pursuant to Section 4 of the Plan, in its capacity as an administrator of the Plan.

(b)	“Board” means the Board of Directors of the Company.
(c)	“Code” means the Internal Revenue Code of 1986, as amended.

(d)         “Committee” means a Committee appointed by the Board in accordance with Section 4 of the Plan.

(e)	“Company” means Commtouch Software Ltd., an Israeli company.
(f)

“Consultant” means any person who is engaged by the Company or the Subsidiary to render consulting or advisory services and is compensated for such services, and any Director of the Company or the Subsidiary whether compensated for such services or not.

(g)

“Continuous Status as an Employee or Consultant” means that the employment or consulting relationship with the Company or the Subsidiary is not interrupted or terminated. Continuous Status as an Employee or Consultant shall not be considered interrupted in the case of (i) any leave of absence approved by the Company or the Subsidiary or (ii) transfers between locations of the Company or the Subsidiary or between the Subsidiary and the Company or any successor. A leave of absence shall include sick leave, military leave, or any other personal leave approved by an authorized representative of the Company or the Subsidiary, as applicable. For purposes of Incentive Stock Options, no such leave may exceed 90 days, unless reemployment upon expiration of such leave is guaranteed by statute or contract, including policies of the Company or the Subsidiary, as applicable. If reemployment upon expiration of a leave of absence approved by the Company or the Subsidiary is not so guaranteed, on the 181st day of such leave any Incentive Stock Option held by the Optionee shall cease to be treated as an Incentive Stock Option and shall be treated for tax purposes as a Nonstatutory Stock Option.

(h)	“CI” means Commtouch Inc., a California corporation.

(i)          “Director” means a member of either of the boards of directors of the Company or the Subsidiary.

(j)          “Employee” means any person, including Officers, (i) employed by the Company or the Subsidiary. The payment of a Director’s fee by the Company or the Subsidiary shall not be sufficient to constitute “employment.”

(k)	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

(l)          “Fair Market Value” means, as of any date, the value of the Ordinary Shares determined as follows:

(i)          If the Ordinary Shares are listed on any established stock exchange or a national market system, including without limitation the Nasdaq Capital Market of The Nasdaq Stock Market (“NASDAQ”), its Fair Market Value shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system for the last market trading day prior to the time of determination and reported on Yahoo.com or in The Wall Street Journal or such other source as the Administrator deems reliable;

(ii)         If the Ordinary Shares are quoted on the NASDAQ (but not on the Nasdaq Capital Market thereof) or regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value shall be the mean between the high bid and low asked prices for the Ordinary Shares on the last market trading day prior to the day of determination; or

(iii)        In the absence of an established market for the Ordinary Shares, the Fair Market Value thereof shall be determined in good faith by the Administrator.

(m)        “Incentive Stock Option” means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

(n)         “Nonstatutory Stock Option” means an option not intended to qualify as an Incentive Stock Option.

(o)         “Officer” means a person who is an officer of the Company or the Subsidiary as defined under applicable law.

(p)	“Option” means a stock option granted pursuant to the Plan.

(q)         “Optioned Stock” means the Ordinary Shares subject to an Option or a Stock Purchase Right.

(r)          “Optionee” means an Employee or Consultant who receives an Option or Stock Purchase Right.

(s)	“Ordinary Shares” means the Ordinary Shares of stock of the Company.
(t)	“Plan” means the Commtouch Software Ltd. 2006 US Stock Option Plan.

(u)         “Restricted Shares” means each of the Ordinary Shares acquired pursuant to a grant of a Stock Purchase Right under Section 11 below.

(v)	“Section 16(b)” means Section 16(b) of the Exchange Act.

(w)        “Stock Purchase Right” means a right to purchase Ordinary Shares pursuant to Section 11 below.

(x)         “Subsidiary” means Commtouch Inc., a California corporation, a wholly-owned U.S. subsidiary of the Company.

3.           Stock Subject to the Plan. Subject to the provisions of Section 13 of the Plan, the aggregate number of Ordinary Shares that may be subject to option and sold under this Plan is 3,000,000, unless amended by the Board or the shareholders of the Company. The Ordinary Shares may be authorized but unused, or reacquired Ordinary Shares. The Administrator is authorized to draw additional Ordinary Shares from other Company stock option plans for usage under this Plan or, conversely, to draw Ordinary Shares from this Plan for usage under other Company stock option plans.

If an Option or Stock Purchase Right expires or becomes unexercisable without having been exercised in full, or is surrendered pursuant to an option exchange pursuant to Section 4(b)(vii) or otherwise, the unpurchased Ordinary Shares which were subject thereto shall become available for future grant or sale under the Plan (unless the Plan has terminated). However, Ordinary Shares that have actually been issued under the Plan, upon exercise of either an Option or Stock Purchase Right, shall not be returned to the Plan and shall not become available for future distribution under the Plan.

4.	Administration of the Plan.

(a)       General (i)With respect to grants of Options and Stock Purchase Rights under this Plan, the Plan shall be administered by (A) the Board if the Board may administer the Plan in compliance with applicable Israeli securities laws, or (B) a Committee designated by the Board to administer the Plan, to the extent that applicable Israeli law so allows, which Committee shall be constituted to comply with the applicable laws of Israel and California, the Code, relevant securities laws and, so long as the Company’s Ordinary Shares are listed on NASDAQ, the Marketplace Rules thereof. Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board.

(ii)        Compliance with Section 162(m). If, at any time, awards made under the Plan shall be subject to Section 162(m) of the Code, the Plan shall be administered by a committee comprised solely of “outside directors” (within the meaning of Treas. Reg. § 1.162-27(e)(3)) or such other persons as may be permitted from time to time under Section 162(m) of the Code and the Treasury Regulations promulgated thereunder.

(b)         Powers of the Administrator. Subject to the provisions of the Plan, relevant law and, in the case of a Committee, the specific duties delegated by the Board to such Committee, and subject to the approval of any relevant authorities, including the approval, if required, of any stock exchange upon which the Ordinary Shares are listed, the Administrator shall have the authority in its discretion:

(i)          to determine the Fair Market Value of the Ordinary Shares, in accordance with Section 2(1) of the Plan;

(ii)         to select the Consultants and Employees to whom Options and Stock Purchase Rights may from time to time be granted hereunder;

(iii)        to determine whether and to what extent Options and Stock Purchase Rights or any combination thereof are granted hereunder;

(iv)        to determine the number of Ordinary Shares to be covered by each such award granted hereunder;

(v)	to approve forms of agreement for use under the Plan;

(vii)       to reduce the exercise price of any Option to the then current Fair Market Value if the Fair Market Value of the Ordinary Shares covered by such Option has declined since the date the Option was granted; and

(viii)      to construe and interpret the terms of the Plan and awards granted pursuant to the Plan.

(c)         Effect of Administrator’s Decision. All decisions, determinations and interpretations of the Administrator shall be final and binding on all Optionees and any other holders of any Options or Stock Purchase Rights.

5.	Eligibility.

(a)         Nonstatutory Stock Options and Stock Purchase Rights may be granted to Employees and Consultants. Incentive Stock Options may be granted only to Employees. An Employee or Consultant who has been granted an Option or Stock Purchase Right may, if otherwise eligible, be granted additional Options or Stock Purchase Rights.

(b)         Each Option shall be designated in the written option agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Ordinary Shares with respect to which Incentive Stock Options are exercisable for the first time by any particular Optionee during any calendar year (under all plans of the Company and the Subsidiary) exceeds $100,000, such Options shall be treated as Nonstatutory Stock Options. For purposes of this Section 5(b), Incentive Stock Options shall be taken into account in the order in which they were granted. For purposes of the second sentence of this Section 5(b), the Fair Market Value of the Ordinary Shares shall be determined as of the time the Option with respect to such Ordinary Shares is granted.

(c)         Neither the Plan nor any Option or Stock Purchase Right shall confer upon any Optionee any right with respect to continuation of his or her employment or consulting relationship with the Company or the Subsidiary, as applicable, nor shall it interfere in any way with his or her right or the Company or the Subsidiary’s right to terminate his or her employment or consulting relationship at any time, with or without cause.

6.           Term of Plan. The Plan shall become effective upon its approval by the shareholders of the Company, as described in Section 19 of the Plan. It shall continue in effect for a term of ten (10) years as from the original date of approval by the shareholders, as detailed below, unless sooner terminated under Section 15 of the Plan.

7.           Term of Option. The term of each Option shall be the term stated in the option agreement; provided, however, that the term shall be no more than ten (10) years from the date of grant thereof. In the case of an Incentive Stock Option granted to an Optionee who, at the time the Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or the Subsidiary, the term of the Option shall be five (5) years from the date of grant thereof or such shorter term as may be provided in the option agreement.

8.	Option Exercise Price, Consideration and Taxes.

(a)         The per share exercise price for the Ordinary Shares to be issued upon exercise of any Option shall be such price as is determined by the Administrator, but shall be subject to the following:

(i)	In the case of an Incentive Stock Option

(A)        granted to an Employee who, at the time of grant of such Option, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or of the Subsidiary, the per share exercise price shall be no less than 110% of the Fair Market Value per Ordinary Share on the date of grant.

(B)         granted to any other Employee, the per share exercise price shall be no less than 100% of the Fair Market Value per Ordinary Share on the date of grant.

(ii)	In the case of a Nonstatutory Stock Option

(A)        granted to a person who, at the time of grant of such Option, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or of the Subsidiary, the per share exercise price shall be no less than 110% of the Fair Market Value per Ordinary Share on the date of the grant.

(B)         granted to any other person, the per share exercise price shall be no less than 85% of the Fair Market Value per Ordinary Share on the date of grant, except as otherwise determined by the Administrator.

(b)         The consideration to be paid for the Ordinary Shares to be issued upon exercise of an Option, including the method of payment, shall be determined by the Administrator (and, in the case of an Incentive Stock Option, shall be determined at the time of grant). Such consideration may consist of, among other things, (1) cash, (2) cashiers check, (3) promissory note (to the extent permitted by applicable law), secured at a minimum by a pledge of the shares issued pursuant to a share, or (4) any combination of the foregoing methods of payment. In making its determination as to the type of consideration to accept, the Administrator shall consider if acceptance of such consideration may be reasonably expected to benefit the Company. For exercises not effected through an online options management service (i.e. Etrade), Optionee shall also deliver a properly executed exercise notice together with such other documentation as the Administrator and a broker, if applicable, shall require to effect an exercise of the Option.

9.	Exercise of Option.

(a)         Procedure for Exercise: Rights as a Shareholder. Any Option granted hereunder shall be exercisable at such times and under such conditions as determined by the Administrator, including performance criteria with respect to the Company and/or the Optionee, and as shall be permissible under the terms of the Plan, but in no case at a rate of less than 20% per year over five (5) years from the date the Option is granted.

An Option may not be exercised for a fraction of an Ordinary Share.

An Option shall be deemed to be exercised when written notice of such exercise has been given to the Company in accordance with terms of the Option by the person entitled to exercise the

Option, or when an exercise order has been executed by an online options management service (i.e. Etrade), and full payment for the Ordinary Shares with respect to which the Option is exercised has been received by the Company. Full payment may, as authorized by the Administrator, consist of any consideration and method of payment allowable under Section 8(b) hereof. Until the issuance (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company) of the stock certificate or electronic share transference evidencing such Ordinary Shares, no right to vote, receive dividends or any other rights as a shareholder shall exist with respect to the Optioned Stock, notwithstanding the exercise of the Option. The Company shall issue (or cause to be issued) such stock certificate or cause such electronic share transference as soon as possible following exercise of the Option. No adjustment shall be made for a dividend or other right for which the record date is prior to the date the stock certificate is issued or electronic share transference is effected, except as provided in Section 13 hereof.

Exercise of an Option in any manner shall result in a decrease in the number of Ordinary Shares which thereafter may be available, both for purposes of the Plan and for sale under the Option, by the number of Ordinary Shares as to which the Option is exercised.

(b)         Termination of Employment or Consulting Relationship. In the event of termination of an Optionee’s Continuous Status as an Employee or Consultant (but not in the event of an Optionee’s change of status from Employee to Consultant (in which case an Employee’s Incentive Stock Option shall automatically convert to a Nonstatutory Stock Option on the date three (3) months and one day following such change of status) or from Consultant to Employee) for reasons other than for cause, such Optionee shall have an additional ninety days to exercise her or her Option to the extent that the Optionee was entitled to exercise it at the date of termination (but in no event later than the expiration date of the term of such Option as set forth in the option agreement). In the case of a Nonstatutory Stock Option, the Administrator shall have the discretion to extend the exercise period beyond ninety days on a case by case basis (but in no event later than the expiration date of the term of such Option as set forth in the option agreement). To the extent that the Optionee was not entitled to exercise the Option at the date of such termination, or if the Optionee does not exercise such Option to the extent so entitled within the time specified herein, the Option shall terminate.

(c)         Disability of Optionee. In the event of termination of an Optionee’s Continuous Status as an Employee or Consultant as a result of his or her disability, the Optionee may, but, only within twelve (12) months from the date of such termination (and in no event later than the expiration date of the termination of such Option as set forth in the option agreement), exercise the Option to the extent otherwise entitled to exercise it at the date of such termination. However, in the event of termination of an Optionee’s Continuous Status as an Employee or Consultant as a result of his or her “permanent disability” as such term is defined in Section 22(e)(3) of the Code, the Optionee shall be entitled, but only within twelve (12) months from the date of such termination (and in no event later than the expiration date of the term of such Option as set forth in the option agreement), to exercise all Options such Employee or Consultant would have been entitled to exercise had such Employee or Consultant remained employed for two (2) years from the date of such termination. If such disability is not a “permanent disability,” in the case of an Incentive Stock Option such Incentive Stock Option shall automatically cease to be treated as an Incentive Stock Option and shall be treated for tax purposes as a Nonstatutory Stock Option on the day three months and one day following such termination. If the Optionee does not exercise such Option to the extent so entitled within the time specified herein, the Option shall terminate, and the Ordinary Shares covered by such Option shall revert to the Plan.

(d)         Death of Optionee. In the event of the death of an Optionee, the Optionee’s estate or any person who acquired the right to exercise the Option by bequest or inheritance shall be entitled, but only within twelve (12) months from the date of such termination (and in no event later than the expiration date of the term of such Option as set forth in the relevant option agreement), to exercise all Options such Employee or Consultant would have received had such Employee or Consultant remained employed for two (2) years from the date of such termination. All remaining Ordinary Shares covered by the unexercisable portion of the Option shall immediately revert to the Plan. If, after the Optionee’s death, the Optionee’s estate or a person who acquires the right to exercise the Option by bequest or inheritance does not exercise the Option within the time specified herein, the Option shall terminate, and the Ordinary Shares covered by such Option shall revert to the Plan.

10.         Non-Transferability of Options and Stock Purchase Rights. Options and Stock Purchase Rights may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Optionee, only by the Optionee.

11.	Restricted Shares.
(a) Awards of Restricted Shares.

The Committee may, in its discretion, permit an Optionee to exercise an Option prior to the time the Option would otherwise be exercisable under Section 9. Without limiting the generality of the foregoing, the Committee may provide that if an Option is exercised prior to satisfaction of the vesting requirements of Section 9, the Shares issued upon such exercise shall remain subject to vesting as described in Section 11(c) and shall be subject to a right, but not an obligation, of repurchase by the Company with respect to all unvested Shares if the Optionee ceases to be an Employee for any reason.

(b)	Restrictions.

(i)          Restricted Shares may not be sold, assigned, transferred, pledged, encumbered, or otherwise disposed of, either voluntarily or involuntarily, until the release of such Shares from the Company’s repurchase option under Section 11(c), other than by will or the laws of descent and distribution.

(ii)         Optionees receiving Restricted Shares shall be entitled to dividend and voting rights for the Restricted Shares even though they are not vested, provided that such rights shall terminate immediately as to any Restricted Shares that are repurchased by the Company.

(iii)        With respect to each receipt of Restricted Shares by an Optionee, such Optionee shall execute a Restricted Share Purchase Agreement in a form to be provided by the Company or the Subsidiary.

(c)	Vesting.

If the Optionee ceases to be an Employee for any reason, the Company shall have the right, but not the obligation, to repurchase certain of the Shares at their original Exercise Price. The Company’s right to repurchase the Shares at their original Exercise Price shall lapse, unless the stock option agreement provides otherwise, as to one-fourth (1/4) of the Shares at the end of the first year of continuous employment and as to one thirty-sixth (1/36) of the remaining Shares per month of continuous employment over the next thirty-six (36) months. Shares that are subject to repurchase at their original Exercise Price are referred to as “Restricted Shares.”

(d)	Section 83(b) Election.

Within 30 days after the issuance of Restricted Shares to an Optionee under the Plan, the Optionee shall decide whether or not to file an election pursuant to Section 83(b) of the Code and Treasury Regulation section 1.83-2 (and state law counterparts) with respect to the Restricted Shares. If the Optionee does file such an election, the Optionee shall promptly furnish a copy of such election to the Company.

12.	Stock Purchase Rights.

(a)         Rights to Purchase. Stock Purchase Rights may be issued either alone, in addition to, or in tandem with other awards granted under the Plan and/or cash awards made outside of the Plan. After the Administrator determines that it will offer Stock Purchase Rights under the Plan, it shall advise the offeree in writing of the terms, conditions and restrictions related to the offer, including the number of Ordinary Shares that such person shall be entitled to purchase, the price to be paid, and the time within which such person must accept such offer, which shall in no event exceed thirty (30) days from the date upon which the Administrator makes the determination to grant the Stock Purchase Right. The offer shall be accepted by execution of a Restricted Stock purchase agreement in the form determined by the Administrator.

(b)         Other Provisions. The Restricted Stock purchase agreement shall contain such other terms, provisions and conditions not inconsistent with the Plan as may be determined by the Administrator in its sole discretion. In addition, the provisions of Restricted Stock purchase agreements need not be the same with respect to each purchaser.

(c)         Rights as a Shareholder. Once the Stock Purchase Right is exercised, the purchaser shall have rights equivalent to those of a shareholder of the Company and shall be a shareholder of the Company when his or her purchase is entered upon the records of the duly authorized transfer agent of the Company. No adjustment shall be made for a dividend or other right for which the record date is prior to the date the Stock Purchase Right is exercised, except as provided in Section 13 of the Plan.

13.	Adjustments Upon Changes in Capitalization or Merger.

(a)         Changes in Capitalization. Subject to any required action by the shareholders of the Company, the number of Ordinary Shares covered by each outstanding Option or Stock Purchase Right, and the number of Ordinary Shares which have been authorized for issuance under the Plan but as to which no Options or Stock Purchase Rights have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Option or Stock Purchase Right, as well as the price for each Ordinary Share covered by each such outstanding Option or Stock Purchase Right, shall be proportionately adjusted for any increase or decrease in the number of issued Ordinary Shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Ordinary Shares, or any other increase or decrease as determined by the Administrator. The conversion of any convertible securities of the Company shall not be deemed to have been “effected without receipt of consideration.” Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of Ordinary Shares subject to an Option or Stock Purchase Right.

(b)         Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Administrator shall notify the Optionee at least fifteen (15) days prior to such proposed action. To the extent it has not been previously exercised, the Option or Stock Purchase Right shall terminate immediately prior to the consummation of such proposed action.

(c)         Merger. In the event of a merger of the Company with or into another corporation, each outstanding Option or Stock Purchase Right may be assumed or an equivalent option or right may be substituted by such successor corporation or a parent or subsidiary of such successor corporation. If, in such event, an Option or Stock Purchase Right is not assumed or substituted, the Option or Stock Purchases Right shall terminate as of the date of the closing of the merger. For the purposes of this paragraph, the Option or Stock Purchase Right shall be considered assumed if, following the merger, the Option or Stock Purchase Right confers the right to purchase or receive, for each share of Optioned Stock subject to the Option or Stock Purchase Right immediately prior to the merger, the consideration (whether stock, cash, or other securities or property) received in the merger by holders of Ordinary Shares for each share held on the effective date of the transaction (and if the holders are offered a choice of consideration, the type of consideration received in the merger is not solely common stock of the successor corporation or its parent). The Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of the Option or Stock Purchase Right, for each share of Optioned Stock subject to the Option or Stock Purchase Right, to be solely common stock of the successor corporation or its parent equal in fair market value to the per share consideration received by holders of Ordinary Shares in the merger.

(d)         Compliance with Incentive Stock Option Provisions. Notwithstanding anything to the contrary herein, each adjustment made to an Incentive Stock Option pursuant to this Section 13 shall comply with the rules of Section 424(a) of the Code, and no adjustment shall be made that would cause any Incentive Stock Option to become a Nonstatutory Stock Option.

14.         Time of Granting Options and Stock Purchase Rights. The date of grant of an Option or Stock Purchase Right shall, for all purposes, be the date on which the Administrator makes the determination granting such Option or Stock Purchase Right, or such other date as is determined by the Administrator, subject to compliance with applicable rules, laws and regulations. Notice of the determination shall be given to each Employee or Consultant to whom an Option or Stock Purchase Right is so granted within a reasonable time after the date of such grant.

15.	Amendment and Termination of the Plan.

(a)         Amendment and Termination. The Board may at any time amend, alter, suspend or discontinue the Plan, but no amendment, alteration, suspension or discontinuation shall be made which would impair the rights of any Optionee under any grant theretofore made, without his or her consent. In addition, to the extent necessary and desirable to comply with Section 422 of the Code (or any other applicable law or regulation, including the requirements of the NASDAQ or an established stock exchange), the Company shall obtain shareholder approval of any Plan amendment in such a manner and to such a degree as required.

(b)         Effect of Amendment or Termination. Any such amendment or termination of the Plan shall not affect Options or Stock Purchase Rights already granted, and such Options and Stock Purchase Rights shall remain in full force and effect as if this Plan had not been amended or terminated, unless mutually agreed otherwise between the Optionee and the Administrator, which agreement must be in writing and signed by the Optionee and the Company.

16.         Conditions Upon Issuance of Ordinary Shares. Ordinary Shares shall not be issued pursuant to the exercise of an Option or Stock Purchase Right unless the exercise of such Option or Stock Purchase Right and the issuance and delivery of such Ordinary Shares pursuant thereto shall comply with all relevant provisions of law, including, without limitation, the laws of Israel, the Securities Act of 1933, as amended, the Exchange Act, the rules and regulations promulgated thereunder, and the requirements of any stock exchange upon which the Ordinary Shares may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

As a condition to the exercise of an Option or Stock Purchase Right, the Company may require the person exercising such Option or Stock Purchase Right to represent and warrant at the time of any such exercise that the Ordinary Shares are being purchased only for investment and without any present intention to sell or distribute such Ordinary Shares if, in the opinion of counsel for the Company, such a representation is required by any of the aforementioned relevant provisions of law.

17.         Reservation of Ordinary Shares. During the term of this Plan, the Company shall at all times reserve and keep available such number of Ordinary Shares as shall be sufficient to satisfy the requirements of the Plan.

The inability of the Company to obtain necessary authority from any regulatory body having jurisdiction or shareholders, which authority is deemed by Company counsel to be necessary to the lawful issuance and sale of any Ordinary Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Ordinary Shares as to which such requisite authority shall not have been obtained.

18.         Agreements. Options and Stock Purchase Rights shall be evidenced by written agreements in such form as the Administrator shall approve from time to time and/or by records appearing with the online options management service (i.e. Etrade).

19.         Shareholder Approval. Continuance of the Plan shall be subject to approval by the shareholders of the Company within twelve (12) months before or after the date the Plan is adopted by the Board. Such shareholder approval shall be obtained in the degree and manner required under applicable law.

20.         Information to Optionees and Purchasers. The Company shall provide to each Optionee and to each individual who acquires Ordinary Shares pursuant to the Plan, not less frequently than annually during the period such Optionee has one or more Options or Stock Purchase Rights outstanding, and, in the case of an individual who acquires Ordinary Shares pursuant to the Plan, during the period such individual owns such Ordinary Shares, copies of annual financial statements. The Company may fulfill this requirement by filing such financial statements with the Securities and Exchange Commission, or by posting to the Company’s website.

Approved by the Board of Directors: September 19, 2006

Approved by the Shareholders: December 15, 2006